August 19, 2022

VIA CORRESPONDENCE

Melissa Kindelan
Kathleen Collins
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chindata Group Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 29, 2022 File No. 001-39556

Dear Ms. Kindelan and Ms. Collins:

This letter sets forth the response of Chindata Group Holdings Limited (the “Company”) to the comments contained in the letter dated August 8, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the fiscal year ended December 31, 2021

Introduction, page 1

1.	Please revise your definition of China or PRC to remove the exclusion of Hong Kong and Macau from this definition.

Response: In response to the Staff’s comment, we propose to revise the definition of China or PRC in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 1 of the Form 20-F.

“Introduction

~~•~~	~~China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;~~”

Page 3 of the Form 20-F.

“ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with ~~Our VIEs~~ the VIEs and Their Respective Shareholders

Chindata Group Holdings Limited is not an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which primarily operates in China and conducts a substantial part of its operations in China through (i) its PRC subsidiaries and (ii) contractual arrangements among (x) Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., or our WFOEs, (y) the consolidated variable interest entities, or consolidated VIEs, namely, Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd., limited liability companies established under PRC law, and (z) the shareholders of the consolidated VIEs. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including value-added telecommunications services.”

In addition, we propose to revise certain “PRC” to “mainland China” to the extent the context requires throughout the Form 20-F in future filings on Form 20-F.

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Respective Shareholders, page 3

2.	Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In this regard, we note numerous references to "our VIEs" throughout the filing.

Response: In response to the Staff’s comment, we propose to revise throughout the Form 20-F in future filings to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, such as revising “our VIEs” to “the VIEs” and “our consolidated VIEs” to “the consolidated VIEs.”

3.	Revise your diagram on page 4 to reflect the "Contractual Arrangements" between the WFOEs and VIEs with dashes but without arrows.

Response: In response to the Staff’s comments, we propose to revise the referenced diagram in future filings on Form 20-F as follows, with the added disclosure underlined for ease of reference:

Pages 4 and 89 of the Form 20-F.

“The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, the significant VIEs and the VIE’s principal subsidiaries.

”

Risks Relating to Our VIEs and China Operations, page 5

4.

Please revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to the Staff’s comments, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 4 of the Form 20-F.

“Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the VIEs and Their Respective Shareholders

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals or other requirements on overseas listings, ~~and~~ the use of ~~our VIEs~~ the VIE structure, oversight on cybersecurity and data privacy, and anti-monopoly regulatory actions. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with such laws and regulations could materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

Pages 5 and 90 of the Form 20-F. Below is added as the eighth bullet.

“Risks Relating to ~~our VIEs~~ the VIEs and Our China Operations

• China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of or investment into PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China; and”

Pages 32 and 33 of the Form 20-F.

“We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which cybersecurity, information security, data privacy and protection are evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, data privacy and protection in various jurisdictions.

On June 10, 2021, the Standing Committee of the National People's Congress of China, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In addition, certain PRC regulatory authorities issued Opinions on Intensifying Crack Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021 and taking effect on September 1, 2021, a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’ s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the scope of potential operators of “critical information infrastructure” remains unclear and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators, pursuant to the Regulations on Security Protection of Critical Information Infrastructure. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear. It is uncertain how the Revised Cybersecurity Review Measures will be interpreted or implemented, and whether and how they will affect us.

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. The draft regulations provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors that handle important data or are seeking to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which will come into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As of the date of this annual report, these measures have not taken effect, and substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation. ~~on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.~~

Compliance with the abovementioned laws and regulations as well as additional laws and regulations that may come into effect in the future may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users. As of the date of this annual report, we have taken relevant measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent PRC regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are compliant with the effective laws and regulations issued by CAC related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, as ~~As~~ there remain uncertainties regarding the enactment, interpretation and implementation of these laws, regulations, rules and regulatory guidance, or relevant draft laws, regulations, rules and regulatory guidance, we cannot assure you that we will be able to fully or timely comply with these regulatory requirements, and may be subject to more stringent requirements with respect to cybersecurity, information security, privacy and data protection. In the event that we, our PRC subsidiaries or ~~and our VIEs~~ the VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we, our PRC subsidiaries or ~~and our VIEs~~ the VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. In addition, we cannot assure you that we, our PRC subsidiaries or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Given such uncertainty, we, our PRC subsidiaries or ~~and our VIEs~~ the VIEs may be further required to suspend our ~~and our VIEs’~~ relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our PRC subsidiaries or ~~and our VIEs’~~ the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ~~and our VIEs’~~ ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of ~~our VIEs~~ the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate ~~our VIEs~~ the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

Page 44 of the Form 20-F.

“China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of or investment into PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition and other forms of investment activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, and the Security Review Measures for Foreign Investments, or the New Security Review Measures, promulgated in December 2020 and taking effect in January 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. The PRC Anti-monopoly Law, as most recently amended and effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review. If business operators fail to comply with the mandatory filing requirement, the SAMR is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 10% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB5 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments) issued by the SAMR on June 27, 2022 propose to significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. If adopted in current form, these provisions may subject transactions involving significant undertaking and between one party with large revenue and start-up enterprises to filing obligations. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such draft provisions. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the New Security Review Measures provide that, a review working institution for foreign investment security review will be jointly established by the NDRC and the Ministry of Commerce, which will be responsible for organizing, coordinating and guiding the security review of foreign investments, and if a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party engaged shall report such case to the review working institution and the proposed foreign investment shall not be conducted if the review working institution decides to prohibit such investment. Failure to make such report may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. However, official guidance has not been issued by the designated office in charge of examination matters yet. There are still substantial uncertainties as to its interpretation and implementations in practice. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and we may face substantial uncertainties as to whether we can complete any required approval processes. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.”

Cash and Asset Flows Through Our Organization, page 6

5.

You disclose the amount of service fees that the VIEs paid to the WFOEs and their subsidiaries, net of the cash paid by the WFOEs and their subsidiaries to the VIEs. Please revise to separately disclose amounts paid by the VIEs to the WFOEs and their subsidiaries and amounts paid by the WFOEs and their subsidiaries to the VIEs. Also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the section headed “Cash and Asset Flows through Our Organization” in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 6 of the Form 20-F.

“Cash and Asset Flows through Our Organization

For the years ended December 31, 2019, 2020 and 2021, the amount of service fees that the VIEs paid to the WFOEs, their subsidiaries and other PRC subsidiaries was RMB284.7 million, RMB1,443.6 million and RMB2,222.9 million, respectively, and such amount of service fees was included in “inter-company costs and expenses” in the condensed consolidating financial statements related to the VIEs. The amount that the WFOEs, their subsidiaries and other PRC subsidiaries paid to the VIEs was RMB30.5 million, RMB187.3 million and RMB421.1 million, respectively. ~~the amount of service fees that our VIEs paid to the WFOEs and their subsidiaries, net of the cash paid by the WFOEs and their subsidiaries to our VIEs, was RMB254.2 million, RMB1,256.3 million and RMB1,801.8 million, respectively.~~ See “Item 3. Key Information— Financial Information Related to ~~Our~~ the VIEs.”

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Chindata Group Holdings Limited by our subsidiaries and the VIEs. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the registered share capital, capital reserve and surplus reserves of our PRC subsidiaries and the net assets of our VIEs, totaling RMB1,697.1 million, RMB2,594.6 million and RMB3,837.9 million as of December 31, 2019, 2020 and 2021, respectively. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.””

The Holding Foreign Companies Accountable Act, page 7

6.

Please revise here to also discuss the Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA) rather than just including a cross reference to risk factors elsewhere in the filing. Discuss the specific time frames for complying with the Accelerating HFCAA and discuss the impact to your company if you are unable to timely comply. In this regard, your disclosures both here and on page 47 should be clear as to whether the related risks and uncertainties could cause the value of your ADSs to become worthless.

Response: In response to the Staff’s comments, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 7 and 8 of the Form 20-F.

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to  accelerating the  number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.””

Page 47 of the Form 20-F.

“Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March and April 2022, the SEC issued by batch the “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.

Page 48 of the Form 20-F.

“The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to  accelerating the  number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. ~~The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.~~

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.”

Approvals required from the PRC Authorities for Offering Securities to Foreign Investors, page 8

7.

We note your disclosure that in connection with previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, your PRC subsidiaries, and the VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission (CSRC) (ii) have not received any requirement from competent PRC government authorities to go through cybersecurity review by the Cyberspace Administration of China (CAC) and (iii) have not received nor were denied such requisite permissions by any PRC authority. Please also disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 8 of the Form 20-F.

“Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

In connection with our previous issuance of securities to foreign investors, under current effective PRC laws~~,~~  and regulations ~~and regulatory rules~~, as of the date of this annual report, we are not aware of, after consulting our PRC legal counsel, Fangda Partners, any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our PRC subsidiaries and ~~our VIEs~~ the VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. There are uncertainties with respect to how PRC government will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future.  If we, our PRC subsidiaries or the VIEs (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filing or reporting in the future when applicable laws, regulations, or interpretations change but we fail to obtain or fulfill such necessary approvals, permits, registrations or filings in a timely manner, or at all, in any of the foregoing circumstances, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and our securities may be caused to decline in value or become worthless. For more details on the recent regulatory developments and the risks to us and our investors relating to our failure to obtain or maintain any approvals that might be required for a future offering of our securities to foreign investors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.””

Financial Information Related to Our VIEs, page 8

8.	Please address the following as it relates to your Selected Condensed Consolidated financial statements:
•	Revise to include a separate column for the WFOEs that are the primary beneficiaries of the VIEs.

Response: In response to the Staff’s comment, we propose to revise in future filings on Form 20-F to separate the column “WFOEs, their subsidiaries and other PRC subsidiaries” from the column “Subsidiaries” to explicitly reflect the transactions and cash flows between the holding company, WFOEs, their subsidiaries and other PRC subsidiaries, the VIEs and VIEs’ subsidiaries, and other subsidiaries. Please refer to pages 15 to 20 of this response letter for the revised condensed consolidating financial statements.

•	Revise the reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are “primary beneficiary” of the VIEs for accounting purposes only.

Response: In response to the Staff’s comment, we propose to revise in the condensed consolidating financial statements in future filings on Form 20-F to use the term “WFOEs, their subsidiaries and other PRC subsidiaries.” Please refer to pages 15 to 20 of this response letter for the revised condensed consolidating financial statements.

In addition, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 8 of the Form 20-F.

“Financial Information Related to ~~Our VIEs~~ the VIEs

The following tables present the ~~condensed consolidating schedules of financial information~~ condensed consolidating financial statements for Chindata Group Holdings Limited, ~~our subsidiaries,~~ WFOEs, their subsidiaries and other PRC subsidiaries, ~~our VIEs~~ the VIEs and their subsidiaries, and other subsidiaries for the periods and as of the dates presented. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with ~~accounting principles generally accepted in the United States, or~~ U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.”

Page 30 of the Form 20-F.

“Risks Relating to Our Corporate Structure

Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with ~~our VIEs~~ the VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in ~~our VIEs~~ the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and ~~our VIEs’~~ the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with ~~our VIEs~~ the VIEs and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in ~~our VIEs~~ the VIEs or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., our indirectly wholly-owned PRC subsidiaries, or our WFOEs, are considered foreign-invested enterprises. Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are ~~our VIEs~~ the VIEs whose subsidiaries hold licenses required to operate our business in China. As such, our WFOEs entered into the Contractual Arrangements with ~~our VIEs~~ the VIEs and the shareholders of ~~our VIEs~~ the VIEs, among others, pursuant to which, we are able to (i) exercise effective control over ~~our VIEs~~ the VIEs, (ii) receive substantially all of the economic benefits of ~~our VIEs~~ the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in ~~our VIEs~~ the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of ~~our VIEs~~ the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of ~~our VIEs~~ the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.”

Page 57 of the Form 20-F.

“Item 4. Information on the Company

A. History and Development of the Company

As a result of our direct ownership in Suzhou Stack and Hebei Stack and the aforementioned contractual arrangements and for accounting purpose only, we are regarded as the primary beneficiary of each of Sitan (Beijing) and Hebei Qinshu, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of ~~our VIEs~~ the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We refer to Suzhou Stack and Hebei Stack as our WFOEs, and to Sitan (Beijing) and Hebei Qinshu as ~~our~~ the variable interest entities, or ~~our VIEs~~ the VIEs, in this annual report.”

Page 91 of the Form 20-F.

“Contractual Arrangements with ~~Our VIEs~~ the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiaries, Suzhou Stack and Hebei Stack, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Sitan (Beijing) and Hebei Qinshu, ~~our VIEs~~ the VIEs, and their respective subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and for accounting purpose only are considered the primary beneficiary of, ~~our VIEs~~ the VIEs and their respective subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.”

•	Revise the balance sheet line item reference to "Investment in subsidiaries and VIEs," as this implies the VIE arrangements are similar to an equity method investment.

Response: In response to the Staff’s comment, we propose to revise the line item of “Investment in subsidiaries and VIEs” to “Investment in subsidiaries and contractual interests in VIEs” in future filings on Form 20-F. Please refer to pages 15 to 16 of this response letter for the revised section headed “Condensed Consolidating Balance Sheets Data.”

•	Revise to add shareholders’ equity line item(s) to the balance sheets.

Response: In response to the Staff’s comment, we propose to add the shareholder's equity line item to the revised section headed “Condensed Consolidating Balance Sheets Data” in future filings on Form 20-F. Please refer to pages 15 to 16 of this response letter for the revised section headed “Condensed Consolidating Balance Sheets Data.”

•	Revise to present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIEs.

Response: In response to the Staff’s comment, we propose to separate the total costs and expenses line item into “Inter-company costs and expenses” and “Third-party costs and expenses” in the revised section headed “Condensed Consolidating Statements of Operations Data” in future filings on Form 20-F. The “Inter-company costs and expenses” mainly consist of the intercompany service fee expense. Please refer to pages 17 to 18 of this response letter for the revised section headed “Condensed Consolidating Statements of Operations Data.”

•

Revise to remove “VIEs” from the line item “Share of income (loss) of subsidiaries and VIEs” and adjust the amounts accordingly as this also implies the VIE arrangements are similar to an equity method investment.

Response: In response to the Staff’s comment, we propose to revise the line item of “Share of income (loss) of subsidiaries and VIEs” to “Share of income (loss) of subsidiaries and contractual interest in VIEs” in future filings on Form 20-F. Please refer to pages 17 to 18 of this response letter for the revised section headed “Condensed Consolidating Statements of Operations Data.”

•	Revise to refer to these schedules as condensed consolidating statements.

Response: In response to the Staff’s comment, we propose to revise to refer to these schedules as condensed consolidating financial statements and revise the disclosure in the revised section headed “Financial Information Related to the VIEs” and revise the condensed consolidating financial statements in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 8 to 11 of the Form 20-F.

“Financial Information Related to ~~Our VIEs~~ the VIEs

The following tables present the ~~condensed consolidating schedules of financial information~~ condensed consolidating financial statements for Chindata Group Holdings Limited, ~~our subsidiaries,~~ WFOEs, their subsidiaries and other PRC subsidiaries, ~~our VIEs~~ the VIEs and their subsidiaries, and other subsidiaries for the periods and as of the dates presented. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with ~~accounting principles generally accepted in the United States, or~~ U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

~~Selected~~ Condensed ~~Consolidated~~ Consolidating Balance Sheets Data

	As of December 31, 2021
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	459,522	2,592,435	577,753	760,583	-	4,390,293
Accounts receivable, net	-	58,085	588,518	14,424	-	661,027
Other current assets	66,690	779,177	140,150	309,986	-	1,296,003
Amounts due from Group companies	6,110,715	2,127,650	921,276	4,315,399	(13,475,040)	-
Investment in subsidiaries and contractual interest in VIEs	3,550,034	94,780	-	4,991,407	(8,636,221)	-
Property and equipment, net	-	7,910,494	57,832	1,306,918	152,347	9,427,591
Lease right-of-use assets	-	486,292	222,574	231,503	-	940,369
Goodwill and intangible assets, net	-	754,741	17,797	6,145	-	778,683
Other non-current assets	595	652,121	10,114	525,155	-	1,187,985
Total assets	10,187,556	15,455,775	2,536,014	12,461,520	(21,958,914)	18,681,951
Accounts payable	-	1,578,161	40,260	82,878	-	1,701,299
Accrued expenses and other liabilities	50,321	227,456	38,228	283,252	-	599,257
Amounts due to Group companies	-	5,247,030	2,111,460	6,110,714	(13,469,204)	-
Bank loans	-	3,210,411	-	2,266,574	-	5,476,985
Lease liabilities	-	15,611	224,094	66,369	-	306,074
Other non-current liabilities	22,603	351,932	8,626	100,543	-	483,704
Total liabilities	72,924	10,630,601	2,422,668	8,910,330	(13,469,204)	8,567,319
Total shareholders’ equity	10,114,632	4,825,174	113,346	3,551,190	(8,489,710)	10,114,632

	As of December 31, 2020
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	3,514,736	1,774,104	251,589	1,165,183	-	6,705,612
Accounts receivable, net	-	-	399,451	22,773	-	422,224
Other current assets	-	390,313	9,117	62,710	-	462,140
Amounts due from Group companies	3,288,014	1,143,304	529,845	2,849,098	(7,810,261)	-
Investment in subsidiaries and contractual interest in VIEs	3,033,665	91,887	-	3,146,537	(6,272,089)	-
Property and equipment, net	-	5,350,113	64,727	942,608	66,382	6,423,830
Lease right-of-use assets	-	296,101	239,155	245,042	-	780,298
Goodwill and intangible assets, net	-	761,749	20,251	11,182	-	793,182
Other non-current assets	-	518,678	19,381	134,253	-	672,312
Total assets	9,836,415	10,326,249	1,533,516	8,579,386	(14,015,968)	16,259,598
Accounts payable	-	1,140,700	31,694	13,636	-	1,186,030
Accrued expenses and other liabilities	65,388	147,912	32,519	59,141	-	304,960
Amounts due to Group companies	-	3,408,508	1,124,418	3,288,013	(7,820,939)	-
Bank loans	-	2,290,850	-	1,898,183	-	4,189,033
Lease liabilities	-	1,946	242,359	65,023	-	309,328
Other non-current liabilities	31,559	270,507	8,108	220,605	-	530,779
Total liabilities	96,947	7,260,423	1,439,098	5,544,601	(7,820,939)	6,520,130
Total shareholders’ equity	9,739,468	3,065,826	94,418	3,034,785	(6,195,029)	9,739,468

~~Selected~~ Condensed ~~Consolidated~~ Consolidating Statements of Operations Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	81,591	2,656,005	114,681	-	2,852,277
Inter-company revenue(1)	-	2,474,284	136,580	-	(2,610,864)	-
Third-party costs and expenses	(20,135)	(1,676,059)	(280,833)	(200,105)	-	(2,177,132)
Inter-company costs and expenses(1)	-	(72,077)	(2,516,806)	-	2,588,883	-
Share of incomes of subsidiaries and contractual interest in VIEs	318,481	(13,093)	-	569,567	(874,955)	-
Others, net	18,074	(163,661)	19,750	(169,940)	91,468	(204,309)
Income before income taxes	316,420	630,985	14,696	314,203	(805,468)	470,836
Income tax expense	-	(146,940)	(11,754)	4,278	-	(154,416)
Net income	316,420	484,045	2,942	318,481	(805,468)	316,420

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	-	1,706,086	124,991	-	1,831,077
Inter-company revenue(1)	-	1,494,586	78,749	-	(1,573,335)	-
Third-party costs and expenses	(53,945)	(1,174,571)	(322,154)	(252,179)	-	(1,802,849)
Inter-company costs and expenses(1)	-	(28,928)	(1,543,916)	(3,516)	1,576,360	-
Share of losses of subsidiaries and contractual interest in VIEs	(232,287)	(52,922)	-	105,681	179,528	-
Others, net	2,887	(120,814)	17,758	(219,049)	74,984	(244,234)
Loss before income taxes	(283,345)	117,351	(63,477)	(244,072)	257,537	(216,006)
Income tax expense	-	(89,830)	10,706	11,785	-	(67,339)
Net loss	(283,345)	27,521	(52,771)	(232,287)	257,537	(283,345)

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	-	712,115	140,895	-	853,010
Inter-company revenue(1)	-	551,251	32,622	-	(583,873)	-
Third-party costs and expenses	(33,523)	(379,933)	(207,870)	(293,738)	-	(915,064)
Inter-company costs and expenses(1)	-	(4,809)	(586,527)	-	591,336	-
Share of losses of subsidiaries and contractual interest in VIEs	(140,967)	(38,998)	-	65,907	114,058	-
Others, net	47	(44,042)	48,021	(69,475)	(43,940)	(109,389)
Loss before income taxes	(174,443)	83,469	(1,639)	(156,411)	77,581	(171,443)
Income tax expense	-	(15,370)	1,668	15,444	-	1,742
Net loss	(174,443)	68,099	29	(140,967)	77,581	(169,701)

~~Selected~~ Condensed ~~Consolidated~~ Consolidating Cash Flows Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash provided by (used in) inter-company transactions(2)	-	1,801,815	(1,801,815)	-	-	-
Net cash (used in) generated from operating activities with external parties	(6,049)	(1,266,932)	2,262,491	(15,473)	91,468	1,065,505
Net cash (used in) generated from operating activities	(6,049)	534,883	460,676	(15,473)	91,468	1,065,505
Net cash used in investing activities	(2,887,209)	(3,111,630)	(133,441)	(3,188,783)	5,368,092	(3,952,971)
Net cash (used in) generated from financing activities	(4,285)	3,526,344	(1,071)	3,231,633	(5,459,560)	1,293,061

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash provided by (used in) inter-company transactions(2)	-	1,256,254	(1,256,254)	-	-	-
Net cash (used in) generated from operating activities with external parties	(22,553)	(785,558)	1,441,252	(43,215)	74,984	664,910
Net cash (used in) generated from operating activities	(22,553)	470,696	184,998	(43,215)	74,984	664,910
Net cash used in investing activities	(2,893,144)	(2,497,361)	(12,115)	(2,681,882)	5,315,233	(2,769,269)
Net cash generated from financing activities	6,683,039	3,279,043	-	3,616,937	(5,390,217)	8,188,802

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	WFOEs, Their Subsidiaries and Other PRC Subsidiaries	VIEs and Their Subsidiaries	Other Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Net cash provided by (used in) inter-company transactions(2)	(2,252)	254,243	(254,243)	2,252	-	-
Net cash (used in) generated from operating activities with external parties	(23,841)	(263,768)	347,711	(19,935)	-	40,167
Net cash (used in) generated from operating activities	(26,093)	(9,525)	93,468	(17,683)	-	40,167
Net cash used in investing activities	(601,174)	(3,447,552)	(14,762)	(2,772,156)	3,315,005	(3,520,639)
Net cash generated from financing activities	637,792	4,044,286	-	3,089,255	(3,315,005)	4,456,328

Notes:

(1)     It represents the elimination of the intercompany service charge at the consolidation level.

(2)     For the years ended December 31, 2019, 2020, and 2021, cash paid by the VIEs to the WFOEs, their subsidiaries and other PRC subsidiaries was RMB284.7 million, RMB1,443.6 million and RMB2,222.9 million, respectively.”

Risks Relating to Our Corporate Structure

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection..., page 32

9.	Please revise to more clearly disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 32 to 33 of the Form 20-F.

“We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which cybersecurity, information security, data privacy and protection are evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, data privacy and protection in various jurisdictions.

On June 10, 2021, the Standing Committee of the National People's Congress of China, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In addition, certain PRC regulatory authorities issued Opinions on Intensifying Crack Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021 and taking effect on September 1, 2021, a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’ s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the scope of potential operators of “critical information infrastructure” remains unclear and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators, pursuant to the Regulations on Security Protection of Critical Information Infrastructure. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear. It is uncertain how the Revised Cybersecurity Review Measures will be interpreted or implemented, and whether and how they will affect us.

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. The draft regulations provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors that handle important data or are seeking to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which will come into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As of the date of this annual report, these measures have not taken effect, and substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation. ~~on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.~~

Compliance with the abovementioned laws and regulations as well as additional laws and regulations that may come into effect in the future may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users. As of the date of this annual report, we have taken relevant measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent PRC regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are compliant with the effective laws and regulations issued by CAC related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, as ~~As~~ there remain uncertainties regarding the enactment, interpretation and implementation of these laws, regulations, rules and regulatory guidance, or relevant draft laws, regulations, rules and regulatory guidance, we cannot assure you that we will be able to fully or timely comply with these regulatory requirements, and may be subject to more stringent requirements with respect to cybersecurity, information security, privacy and data protection. In the event that we, our PRC subsidiaries or ~~and  our VIEs~~ the VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we, our PRC subsidiaries or ~~and our VIEs~~ the VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. In addition, we cannot assure you that we, our PRC subsidiaries or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Given such uncertainty, we, our PRC subsidiaries or ~~and our VIEs~~ the VIEs may be further required to suspend our ~~and our VIEs’~~ relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our PRC subsidiaries or ~~and our VIEs’~~ the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ~~and our VIEs’~~ ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of ~~our VIEs~~ the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate ~~our VIEs~~ the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 99

10.

You disclose the increase in colocation services revenue was due to the growth of your business. Please revise to better describe the underlying reasons for this material change in quantitative or qualitative terms. For example, describe the extent to which changes are attributable to the change in pricing or changes to volume related to the number of data centers in service and/or the related capacity of such centers. Refer to Item 5.A of Form 20-F.

Response: In response to the Staff’s comment, we propose to enhance the discussion and analysis of the underlying reasons for the increase in colocation services revenue and revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 100 of the Form 20-F.

“Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues from our colocation services increased from RMB1.7 billion in 2020 to RMB2.6 billion (US$415.7 million) in 2021, primarily due to ~~growth of our business~~ an increase of data center capacity in service from 291 MW as of December 31, 2020 to 440 MW as of December 31, 2021, as a result of (i) customers with commitments moving into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, and (iii) the commencement of operations of new data centers since December 31, 2020.”

11.

There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the increase in cost of revenue from colocation services in China was primarily due to the increase in utility costs and depreciation expense. Also, you disclose that the decrease in general and administrative expense was primarily due to the decrease in share-based compensation expense, management consulting services fees related to IPO and employee benefit expense. Please revise throughout to quantify each material factor, including any offsetting factor, that contributed to such change. In addition, you should remove vague terms such as “primarily” in favor of specific quantification.

Response: In response to the Staff’s comment, we propose to enhance the discussion and analysis of results of operations for each year presented and revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 100 of the Form 20-F.

“Cost of Revenues

Our cost of revenues increased by 50.5% from RMB1,098.3 million in 2020 to RMB1,652.7 million (US$259.3 million) in 2021, ~~primarily~~ due to increase~~s~~ in utility costs of RMB307.5 million (US$48.3 million) and increase in depreciation and amortization expenses of RMB169.7 million (US$26.6 million).

Cost of revenues from colocation services in China increased from RMB960.6 million in 2020 to RMB1,446.5 million (US$227.0 million) in 2021, ~~primarily~~  due to increase in utility costs of RMB308.8 million (US$48.5 million) and increase in depreciation expenses of RMB176.4 million (US$27.7 million). Cost of revenues from colocation services in 2021 primarily consisted of (i) utility costs of RMB791.0 million (US$124.1 million) and (ii) depreciation costs of RMB528.9 million (US$83.0 million). ”

“Operating Expenses

Our operating expenses decreased from RMB704.6 million in 2020 to RMB524.5 million (US$82.3 million) in 2021, ~~primarily~~ due to decrease~~s~~ in share-based compensation of RMB202.3 million (US$31.7 million) and decrease in one-off management consulting fee of RMB72.8 million (US$11.4 million).”

“General and Administrative Expenses

Our general and administrative expenses decreased from RMB564.3 million in 2020 to RMB359.5 million (US$56.4 million) in 2021, ~~primarily~~ due to decrease~~s~~ in share-based compensation expenses~~,~~ of RMB194.2 million (US$30.5 million) and decrease in management consulting services fee related to IPO of RMB72.8 million (US$11.4 million) and increase in employee benefit expenses of RMB29.9 million (US$4.7 million). Our general and administrative expenses in 2021 primarily consisted of (i) share-based compensation expense of RMB101.0 million (US$15.8 million), (ii) personnel costs of RMB110.0 million (US$17.3 million), and (iii) professional fee of RMB76.2 million (US$12.0 million).”

Page 101 of the Form 20-F.

“Interest Income

Our interest income increased from RMB27.6 million in 2020 to RMB58.6 million (US$9.2 million) in 2021, ~~primarily~~ due to increase of bank financial products in cash and cash equivalents of RMB30.6 million (US$4.8 million) and increase of short-term investments of RMB0.4 million (US$0.1 million).”

“Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB12.7 million in 2020. We recorded a fair value income of RMB12.6 million (US$2.0 million) in 2021, ~~primarily due to the changes in the fair value of forward exchange rate contracts and short-term investments~~ due to the increase in fair value of forward exchange rate contracts and forward interest rate of RMB7.1 million (US$1.1 million) and certain short-term investments of RMB10.6 million (US$1.7 million), and the decrease in fair value of contingent considerations of RMB5.1 million (US$0.8 million).”

Page 104 of the Form 20-F.

“Financing Activities

Net cash generated from financing activities was RMB1,293.1 million (US$202.9 million) in 2021, ~~primarily~~ due to proceeds from long-term bank loans of RMB1,749.8 million (US$274.6 million), and proceeds from short-term bank loans of RMB266.2 million (US$41.8 million); partially offset by repayment of long-term bank loans of RMB613.3 million (US$96.2 million).

Net cash generated from financing activities was RMB8,188.8 million in 2020, ~~primarily~~ due to net proceeds from IPO and concurrent private placement of RMB4,871.8 million, proceeds from issuance of ordinary shares of RMB1,810.2 million, and proceeds from long-term bank loans of RMB1,743.3 million; partially offset by repayment of long-term bank loans of RMB224.9 million.”

Non-GAAP Measures, page 101

12.

Please revise to disclose net loss margin, the comparable GAAP measure to adjusted EBTIDA margin and adjusted net income margin, with greater prominence for each period presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: In response to the Staff’s comment, we propose to include net loss (income) margin disclosure and revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 102 of the Form 20-F.

“The table below presents reconciliations of adjusted EBITDA to net (loss) income, the most directly comparable U.S. GAAP financial measure, as well as net (loss) income margin, adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(283,345)	316,420	49,653
Add: Depreciation & amortization(1)	415,692	595,107	93,385
Add: Net interest expenses	210,768	236,371	37,091
Add: Income tax expenses	67,339	154,416	24,231
Add: Share-based compensation	349,846	120,724	18,944
Add: Management consulting services fee	72,757	—	—
Add: Changes in fair value of financial instruments	12,717	(12,605)	(1,978)
Add: Foreign exchange loss	3,548	4,726	742
Add: Non-cash operating lease cost relating to prepaid land use rights	2,860	3,709	582
Adjusted EBITDA	852,182	1,418,868	222,650
Net (loss) income margin	(15.5)%	11.1%	11.1%
Adjusted EBITDA margin	46.5%	49.7%	49.7%

____________

Notes:

(1)     Before the deduction of government grants.

The table below presents reconciliations of adjusted net ~~(loss)~~ income to net (loss) income, net (loss) income margin and adjusted net income margin, for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(283,345)	316,420	49,653
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	49,424	48,945	7,681
Add: Share-based compensation	349,846	120,724	18,944
Add: Management consulting services fee	72,757	—	—
Add: Tax effects on non-GAAP adjustments ~~(1)~~ (2)	(13,832)	(8,840)	(1,387)
Adjusted Net Income	174,850	477,249	74,891
Net (loss) income margin	(15.5)%	11.1%	11.1%
Adjusted Net Income margin	9.5%	16.7%	16.7%

____________

Notes:

(1)

Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.

~~(1)~~(2)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination, and management consulting services fee.”

13.

Your non-GAAP measure, Adjusted Net Income, excludes depreciation and amortization of property and equipment and intangible assets resulting from business combinations, which you indicate is an item that you do not consider indicative of the performance of your business. Please revise to clarify that while you exclude such expenses in this measure, the revenue from the acquired companies is reflected in this measure and the acquired assets contribute to revenue generation.

Response: In response to the Staff’s comment, we propose to add an explanation note as Note (1) following the second non-GAAP table on page 102 of the Form 20-F in future filings on Form 20-F to clarify the expenses of “Depreciation and amortization of property and equipment and intangible assets resulting from business combination” and further clarify that while the Company excluded such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation. For the revised disclosure, please refer to our response to comment No. 12 on pages 25 to 26 of this response letter.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 104

14.

Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers and other material factors necessary to understand the company’s cash flows from operating activities. We refer you to Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 104 of the Form 20-F.

“Operating Activities

Net cash generated from operating activities was RMB1,065.5 million (US$167.2 million) in 2021, primarily due to a net income of RMB316.4 million (US$49.7 million) resulted from improved results of operations, adjusted for (i) depreciation and amortization of RMB587.1 million (US$92.1 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB120.7 million (US$18.9 million) mainly related to the share awards granted, and (iii) changes in working capital of RMB0.6 million (US$0.1 million). Adjustments for changes in working capital primarily consisted of increases in other non-current liabilities and accrued expenses and other current liabilities of RMB168.4 million (US$26.4 million) and RMB105.1 million (US$16.5 million), respectively, mainly due to interest payables upon the maturity of a bank loan and payables resulted from unrecognized tax benefit, partially offset by (i) an increase in accounts receivable of RMB209.6 million (US$32.9 million) due to increase of sales, and (ii) a net increase in prepayments and other current assets and value added taxes recoverable of RMB70.6 million (US$11.0 million) mainly due to increase of value added taxes related assets. ~~(i) an increase in other non-current liabilities of RMB168.4 million (US$26.4 million), (ii) a decrease in value added taxes recoverable of RMB124.0 million (US$19.5 million), and (iii) an increase in accrued expenses and other current liabilities of RMB105.1 million (US$16.5 million), partially offset by (i) an increase in accounts receivable of RMB209.6 million (US$32.9 million) due to increase of sales, and (ii) an increase in prepayments and other current assets of RMB194.6 million (US$30.5 million).~~

Net cash generated from operating activities was RMB664.9 million in 2020, primarily due to a net loss of RMB283.3 million, adjusted for (i) depreciation and amortization of RMB410.7 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB349.8 million mainly related to the share awards granted during the period, and (iii) changes in working capital of RMB130.4 million. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB141.8 million mainly due to interest payables upon the maturity of a bank loan, (ii) a decrease in net amounts due from/to related parties of RMB27.2 million due to the fact that Wangsu ceased to be a related party after the completion of IPO, and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million mainly due to increased accrued professional fees and other operating expenses, partially offset by (i) an increase in accounts receivable of RMB121.9 million due to increase of sales, and (ii) an increase in prepayments and other current assets of RMB38.9 million mainly due to prepaid expenses and deposits paid to support the business growth~~(i) an increase in other non-current liabilities of RMB141.8 million, (ii) a decrease in amounts due from related parties of RMB88.9 million, and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million, partially offset by (i) an increase in accounts receivable of RMB121.9 million due to increase of sales, and (ii) a decrease in amount due to related parties of RMB61.7 million; and (iii) an increase in prepayments and other current assets of RMB38.9 million~~.”

Critical Accounting Estimates, page 106

15.

Please explain why you appear to include separate discussions of Critical Accounting Estimates and Critical Accounting Policies and Judgements or revise as necessary. Also, your current disclosures appear to repeat your accounting policy disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E. of Form 20-F.

Response: In response to the Staff’s comment, we propose to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 106 of the Form 20-F.

“E.Critical Accounting Estimates

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. ~~For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.~~

Our significant accounting policies are set forth in Note 2 to our consolidated financial statements included in this annual report.

Realization of Deferred Tax Assets

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

The realization of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future tax consequences. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Certain of these significant assumptions are forward looking and may be affected by future market conditions and the performance of the Company.

As of December 31, 2021, we recorded deferred tax assets of RMB262.0 million (US$41.1 million), net of valuation allowance of RMB72.6 million (US$11.4 million). As of December 31, 2020, we recorded deferred tax assets of RMB180.0 million, net of valuation allowance of RMB71.2 million. There was no significant change in valuation allowance because the future profitability of the subsidiaries is stable. If and when we increase or reduce the forecasted financial information, it may have an unfavorable or favorable impact, respectively, to our financial position and results of operations in the periods when such determinations are made. In addition, actual ~~Actual~~ operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these assumptions could materially affect the tax position measurement and financial statement recognition.

~~Critical Accounting Policies and Judgments~~

~~The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.~~”

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If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at dongning.wang@chindatagroup.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile), or Ethan Chen at Kirkland & Ellis, at +852 3761 9130 (office) or +852 6125 9733 (mobile). Thank you.

Very truly yours,

By:	/s/ Dongning Wang
	Name:	Dongning Wang
	Title:	Chief Financial Officer

cc:	Huapeng Wu, Chief Executive Officer of Chindata Group Holdings Limited

Steve Lin, Esq., Kirkland & Ellis

Ethan Chen, Esq., Kirkland & Ellis
Kang Li, Partner, Ernst & Young Hua Ming LLP

*     *     *